Exhibit 99.2

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Pretium Resources Inc. (“Pretivm”, the “Company”, “we” or “us”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of the Company. This MD&A should be read in conjunction with the condensed consolidated interim financial statements for the three months ended March 31, 2019 and 2018 as publicly filed in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website, and in the United States on the EDGAR section of the Securities and Exchange Commission (“SEC”) website.

We have prepared the condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Company’s significant accounting policies and the nature of its critical accounting estimates are the same as those applied in the Company’s annual consolidated financial statements as at and for the years ended December 31, 2018 and 2017, except, as described in Note 2 of the condensed consolidated interim financial statements, the adoption of IFRS 16, Leases (“IFRS 16”) effective January 1, 2019. Refer to the section “Changes in Accounting Policies” in this MD&A for further details.

The Company’s functional and presentation currency is the United States dollar. References to “$” or “USD” are to United States dollars, while references to “C$” or “CAD” are to Canadian dollars. All dollar amounts in this MD&A are expressed in thousands of USD, except for share and per ounce data, unless otherwise noted or the context otherwise provides.

This MD&A is prepared as of May 2, 2019 and includes certain statements that may be deemed “forward-looking information”, “forward-looking statements”, “future-oriented financial information” and “financial outlook”. We direct readers to the section “Statement Regarding Forward-Looking Information” included within this MD&A.

Certain non-IFRS financial performance measures are included in this MD&A. We believe that these measures, in addition to measures prepared in accordance with IFRS, provide readers with an improved ability to evaluate the underlying performance of the Company and compare our results to other companies. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers. The non-IFRS financial performance measures included in this MD&A are: cost of sales per ounce of gold sold; total cash costs; all-in sustaining costs (“AISC”); average realized gold price and average realized cash margin; adjusted earnings and adjusted basic earnings per share; earnings from mine operations; and working capital. Refer to the “Non-IFRS Financial Performance Measures” section for further details and reconciliations of such non-IFRS measures.

Additional information relating to us, including our Annual Information Form and Form 40-F, each dated March 28, 2019, is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

FIRST QUARTER 2019 SUMMARY

Operating summary

●	Gold production totaled 79,180 ounces compared to 75,689 ounces in the comparable period in 2018.

●	Mill feed grade averaged 8.7 grams per tonne gold compared to 9.1 grams per tonne gold in the comparable period in 2018.

●	Gold recoveries averaged 96.8% for the three months ended March 31, 2019 and 2018.

●	Process plant throughput averaged 3,279 tonnes per day for a total of 295,122 tonnes of ore compared to 2,905 tonnes per day for a total of 261,443 tonnes of ore in the comparable period in 2018.

Financial summary

●	The Company generated revenue of $103,119 compared to revenue of $89,422 in the comparable period in 2018. Revenue includes a loss on trade receivables at fair value related to provisional pricing adjustments of $707 (2018 gain of $833).

●	The sale of 81,434 ounces of gold contributed $102,358 of revenue at an average realized price(1) of $1,257 per ounce. In the comparable period in 2018, the sale of 68,651 ounces of gold contributed $87,268 at an average realized price(1) of $1,271 per ounce.

●	Total cost of sales was $73,967 or $908 per ounce of gold sold(1). For the three months ended March 31, 2018, total cost of sales was $72,588 or $1,057 per ounce of gold sold(1). Total cost of sales includes production costs, depreciation and depletion, royalties and selling costs.

●	Total cash cost(1) was $686 per ounce of gold sold resulting in an average realized cash margin(1) of $571 per ounce of gold sold. In the comparable period in 2018, total cash cost(1) was $841 per ounce of gold sold resulting in an average realized cash margin(1) of $430 per ounce of gold sold.

●	AISC(1) was $868 per ounce of gold sold, which is within our 2019 financial guidance of $775 to $875 per ounce of gold sold. In the comparable period in 2018, AISC(1) was $1,009 per ounce of gold sold.

●	Earnings from mine operations(1) of $29,152 for the three months ended March 31, 2019 compared to $16,834 in the comparable period in 2018.

●	Net earnings were $4,166 for the three months ended March 31, 2019 compared to a net loss of $8,058 in the comparable period in 2018. Adjusted earnings(1) were $16,527 for the three months ended March 31, 2019 compared to $5,797 in the comparable period in 2018.

●	Cash generated by operations was $39,944 for the three months ended March 31, 2019 compared to $24,719 in the comparable period in 2018.

●	The Company repaid $20,000 of the Loan Facility (defined below) using cash generated from operations ahead of the scheduled payment due date.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

KEY OPERATING AND FINANCIAL STATISTICS

The operating and financial data for the periods are as follows:

In thousands of USD,		For the three months ended
except where noted		March 31,	March 31,
		2019	2018
Operating data
Ore mined (wet tonnes)	t	308,387	268,339
Mining rate	tpd	3,427	2,982
Ore milled (dry tonnes)	t	295,122	261,443
Head grade	g/t Au	8.7	9.1
Recovery	%	96.8	96.8
Mill throughput	tpd	3,279	2,905
Gold ounces produced	oz.	79,180	75,689
Silver ounces produced	oz.	108,234	94,730
Gold ounces sold	oz.	81,434	68,651
Silver ounces sold	oz.	96,974	84,234
Financial data
Revenue		$103,119	89,422
Earnings from mine operations(1)		$29,152	16,834
Net earnings (loss) for the period		$4,166	(8,058)
Per share - basic	$/share	0.02	(0.04)
Per share - diluted	$/share	0.02	(0.04)
Adjusted earnings(1)		$16,527	5,797
Per share - basic(1)	$/share	0.09	0.03
Total cash and cash equivalents		$50,868	70,540
Cash generated by operating activities		$39,944	24,719
Total assets		$1,625,855	1,678,657
Long-term debt(2)		$444,830	292,906
Total cash costs(1)	$/oz	686	841
All-in sustaining costs(1)	$/oz	868	1,009
Average realized price(1)	$/oz	1,257	1,271
Average realized cash margin(1)	$/oz	571	430

(1)	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

(2)	Long-term debt does not include the current portions of the Company’s Loan Facility and Offtake Obligation (defined below) in the amount of $84,375 as at March 31, 2019. For the comparable period in 2018, long-term debt does not include the current portions of the Company’s Credit Facility (defined below) and Offtake Obligation in the amount of $388,068.

The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

TABLE OF CONTENTS

FIRST QUARTER 2019 SUMMARY	3
KEY OPERATING AND FINANCIAL STATISTICS	4
BUSINESS OVERVIEW	6
OPERATING RESULTS	6
UPDATED MINERAL RESERVE ESTIMATE, MINERAL RESOURCE ESTIMATE AND LIFE OF MINE PLAN	8
2019 OUTLOOK	16
2019 BRUCEJACK MINE DRILL PROGRAM	17
REGIONAL EXPLORATION	18
ADDITIONAL CLAIMS	18
FINANCIAL RESULTS	19
LIQUIDITY AND CAPITAL RESOURCES	23
SUMMARY OF QUARTERLY FINANCIAL RESULTS	25
COMMITMENTS	26
CONTINGENCIES	27
OFF-BALANCE SHEET ARRANGEMENTS	28
RELATED PARTY TRANSACTIONS	28
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS	29
CHANGES IN ACCOUNTING POLICIES	31
NEW ACCOUNTING POLICIES	33
NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS	33
FINANCIAL INSTRUMENTS	34
EVENTS AFTER REPORTING DATE	36
NON-IFRS FINANCIAL PERFORMANCE MEASURES	37
OUTSTANDING SHARE DATA	42
INTERNAL CONTROL OVER FINANCIAL REPORTING	42
RISKS AND UNCERTAINTIES	43
STATEMENT REGARDING FORWARD-LOOKING INFORMATION	43

BUSINESS OVERVIEW

The Company was incorporated on October 22, 2010 under the laws of the Province of British Columbia and is listed on the Toronto Stock Exchange (TSX.PVG) and New York Stock Exchange (NYSE.PVG). The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas.

We operate our 100% owned Brucejack Mine located in northwestern British Columbia. The Brucejack Mine is comprised of four mining leases and six mineral claims totaling 3,304 hectares in area and forms part of our contiguous claims package that comprises over 122,000 hectares. The Brucejack Mine is a low-cost, high-grade gold underground mine that started commercial production in July 2017 and achieved steady state production in the second quarter of 2018. Amended permits were received in December 2018 to increase throughput 40% to an annual average of 1.387 million tonnes or 3,800 tonnes per day. Our current focus is the ramp-up of mill throughput to this rate.

Our exploration and evaluation assets are the Snowfield Project and Bowser Claims. The Snowfield Project mineral claims are in good standing until 2029, and we continue to conduct baseline environmental studies for potential future development of that project. Grassroots exploration is on-going at the Bowser Claims, with several gold prospects identified for further evaluation. The Bowser Claims are in good standing until 2029.

OPERATING RESULTS

On December 14, 2018, the Company received the amended permits to increase the Brucejack Mine production rate to 3,800 tonnes per day. The amended permits provide for a 40% production increase to an annual rate of 1.387 million tonnes from 0.99 million tonnes (daily average of 3,800 tonnes from 2,700 tonnes).

Gold and silver production

During the three months ended March 31, 2019, the Brucejack Mine produced 79,180 ounces of gold and 108,234 ounces of silver. Gold production increased 5% compared to the comparable period in 2018 where the Company produced 75,689 ounces of gold. The increase in production was the result of an increase in ore milled as allowed by the amended permits.

During the three months ended March 31, 2019, the Company sold 81,434 ounces of gold and 96,974 ounces of silver compared to 68,651 ounces of gold and 84,234 ounces of silver in the comparable period in 2018. The increase in gold ounces sold was the result of increased gold production in the period and the timing of concentrate sales in 2018.

As at March 31, 2019, there were 9,613 ounces of gold doré and 2,982 ounces of gold in concentrate in finished goods inventory recorded at cost of $942 per ounce which includes depreciation and depletion.

Processing

During the three months ended March 31, 2019, a total of 295,122 tonnes of ore, equivalent to a throughput rate of 3,279 tonnes per day, was processed. This was an increase from the comparable period in 2018, in which a total of 261,443 tonnes of ore, equivalent to a throughput rate of 2,905 tonnes per day, was processed. The tonnes of ore processed increased in the period due to the planned production ramp-up to 3,800 tonnes per day.

The modifications and upgrades required to sustainably process ore at the upgraded production rate of 3,800 tonnes per day are on schedule and will continue during regularly scheduled shut-downs. The most significant upgrade is the shift from concentrate bagging to a bulk loading system. The bulk loading system was installed in its permanent location and completely integrated in April 2019. Modifications to the flotation circuit and flocculent system upgrades will be scheduled upon delivery of final components.

The mill feed grade averaged 8.7 grams per tonne gold for the quarter compared to 9.1 grams per tonne gold in the comparable period in 2018. The decrease in mill feed grade was the result of the mine sequencing through a lower grade area and processing immediately available stopes that meet the grade cut-off. The mill feed grade is expected to increase through the second half of the year.

Gold recovery for the quarter and the comparable period in 2018 was 96.8%. We continue to review the mill process to optimize recoveries.

Mining

During the three months ended March 31, 2019, 308,387 tonnes of ore were mined, equivalent to a mining rate of 3,427 tonnes per day compared to 268,339 tonnes of ore, equivalent to a mining rate of 2,982 tonnes per day in the comparable period in 2018.

Mine development has been successfully accelerated throughout the first quarter. Mine development is approaching 1,000 meters per month and is expected to maintain that rate throughout the year to ensure development remains ahead of production requirements to ensure steady mining rates of 3,800 tonnes per day by year end.

Sustaining capital expenditures

During the three months ended March 31, 2019, the Company incurred $3,662 of sustaining capital expenditures compared to $4,471 in the comparable period in 2018. Significant sustaining capital expenditures during the period included capitalized development costs, access road development and the concentrate bulk loading system. In the comparable period in 2018, sustaining capital expenditures included the Smithers warehouse purchase, the grade control sampling station and gravity lab and capitalized development costs.

Vertical development costs, such as the costs to build new ventilation raises and access ramps that enable the Company to physically access ore underground on multiple mining levels, are capitalized. All level development is expensed.

UPDATED MINERAL RESERVE ESTIMATE, MINERAL RESOURCE ESTIMATE AND LIFE OF MINE PLAN

On April 4, 2019, we announced our updated Mineral Reserve (the “2019 Mineral Reserve”), Mineral Resource (the “2019 Mineral Resource”) and Life of Mine Plan (collectively, the “2019 Updates”) for the Brucejack Mine, which highlight the continued robust economics of the low-cost, long-life operation.

The 2019 Updates will be detailed in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) Technical Report (the “2019 Report”) prepared by Tetra Tech. The 2019 Report updates the operating parameters contemplated in the Brucejack Feasibility Study entitled “Feasibility Study and Technical Report Update on the Brucejack Project, Stewart, BC” with an effective date of June 19, 2014 (the “2014 Report”) before the mine was constructed and operating, and confirms Brucejack as a low-cost, high-grade gold producer.

Summary of 2019 Updates

The updated Life of Mine (“LOM”) plan highlights Brucejack’s low-cost, long life, with the Brucejack Mineral Reserve grade accounting for increased internal dilution from transverse longhole stoping.

●	2019 Brucejack Mine Estimated Total Life of Mine Plan (Valley of the Kings and West Zone)

○	Average annual production of over 520,000 ounces of gold over the first 5 years with average annual cash flow of $350,000 (post tax).

○	Average annual production of over 525,000 ounces of gold over the first 10 years and over 440,000 ounces of gold over the 14-year mine life.

○	Average operating costs of $166 per tonne milled over the first 10 years and average LOM operating costs of $168 per tonne milled.

○	At the mine level, average sustaining costs of $502 per ounce of gold sold over the first 10 years and average LOM sustaining costs of $502 per ounce.

○	At the corporate level, average AISC of $535 per ounce of gold sold over the first 10 years and average LOM AISC of $539 per ounce.

○	After tax net present value (“NPV”) of $2.59 billion ($3.6 billion pre-tax) was estimated using the following assumptions: (a) gold price of $1,300 per ounce; (b) silver price of $16.90 per ounce; (c) a foreign exchange rate of C$1.00:$0.775; and (d) a discount rate of 5% discount rate.

○	Based on 2019 Mineral Reserves; assumes no reserve expansion.

●	2019 Brucejack Mine Total Proven and Probable Mineral Reserve Estimate

○	6.4 million ounces of gold (16.0 million tonnes grading 12.6 grams of gold per tonne).

○	The West Zone Mineral Reserves were not updated.

○	Excludes all Mineral Reserve material mined prior to January 1, 2019.

●	2019 Valley of the Kings Proven and Probable Mineral Reserve Estimate

○	5.8 million ounces of gold (13.1 million tonnes grading 13.8 grams of gold per tonne).

○	Proven Mineral Reserves of 700,000 ounces of gold (2.0 million tonnes grading 11.2 grams of gold per tonne).

○	Probable Mineral Reserves of 5.1 million ounces of gold (11.1 million tonnes grading 14.3 grams of gold per tonne).

○	Excludes all Mineral Reserve material mined prior to January 1, 2019.

2019 Brucejack Mine economics

The following table provides a summary of Brucejack economic results by metal price, based on the 2019 Updates:

	Low Case	Base Case	High Case
Gold Price ($/ounce)	$1,100	$1,300	$1,500
Silver Price ($/ounce)	$14.30	$16.90	$19.50
Net Cash Flow ($)	$3.62 billion (pre-tax) $2.63 billion (post-tax)	$4.87 billion (pre-tax) $3.43 billion (post-tax)	$6.13 billion (pre-tax) $4.22 billion (post-tax)
Net Present Value(1) (5.0% discount) ($)	$2.67 billion (pre-tax) $1.98 billion (post-tax)	$3.60 billion (pre-tax) $2.59 billion (post-tax)	$4.54 billion (pre-tax) $3.18 billion (post-tax)
Exchange Rate ($:C$)	0.775	0.775	0.775

(1)	NPV is discounted to January 2019.

Summary of 2019 Updates compared to prior reports and updates

The 2019 Updates are based on the six quarters of mining operations at Brucejack since commercial production commenced in July 2017. The Valley of the Kings Proven and Probable Mineral Reserve gold grade has been decreased from 16.1 grams per tonne to 13.8 grams per tonne (a 14% decrease) to account for more internal waste than was anticipated in the Company’s 2016 Mineral Reserve update (see news release dated December 15, 2016). All estimated costs have been updated with actual costs from 2018. Areas of cost increase include labour, environmental compliance and snow removal. The NPV increase of 23% is attributable to the increase in production from 2,700 tonnes per day to 3,800 tonnes per day.

The following table provides a comparison of the main parameters of the 2019 Report and prior information:

		2014 Report, 2016
		Mineral Reserve and
		2017 Economics(3)
	2019 Report	Updates
Operating rate (tonnes per day)	3,800	2,700
Mine life (years)	14	18
Proven and Probable Mineral Reserve gold grade (g/t)	12.6	14.4(1)
Recoveries gold/silver (%)	96.5/87.9	96.7/90.0
LOM average annual gold production (‘000 ounces)	441	404
LOM average operating costs ($/t)	C$217	C$163
LOM average mine site AISC(4) ($/ounce gold sold)	$502	$448
LOM average AISC(2,4) ($/ounce gold sold)	$539	N/A
USD:CAD exchange rate	0.775	0.92
NPV5 Pre-Tax/Post Tax ($’000,000)	$3,602/$2,587 ($1,300 Au/$16.90 Ag)	$3,210/$2,097 ($1,300 Au/$16.50 Ag)
NPV5 Pre-Tax/Post Tax ($’000,000)	$2,707/$2,009 ($1,100 Au/$16.90 Ag)	$2,250/$1,450 ($1,100 Au/$14.00 Ag)

(1)	The Mineral Reserves in the 2014 Report were updated for the Valley of the Kings in December 2016 (see news release dated December 15, 2016). The 2016 Proven and Probable Mineral Reserve grade for Brucejack (Valley of the Kings and West Zone) was 14.4 g/t Au.

(2)	2019 LOM AISC includes corporate administrative costs of $37 per ounce not included in the 2014 Report.

(3)	The Mine Economics in the 2014 Report were updated in February 2017 (see news release dated February 3, 2017).

(4)	Mine site AISC excludes 3,800 tpd expansion capital.

2019 Brucejack Mineral Reserve

The updated Mineral Reserve estimates by zone and Mineral Reserve category are summarized in the table below. The 2019 Updates include Mineral Reserve updates for the Valley of the Kings. The West Zone Mineral Reserve was not updated.

The following table provides the 2019 Brucejack Mine Total Mineral Reserve(1,2):

Zone		Ore Tonnes (Mt)	Grade		Contained Metal
			Au	Ag	Au	Ag
			(g/t)	(g/t)	(Moz)	(Moz)
Valley of the Kings Zone	Proven	2.0	11.2	11.8	0.7	0.7
	Probable	11.1	14.3	10.5	5.1	3.8
	Total	13.1	13.8	10.7	5.8	4.5
West Zone	Proven	1.4	7.2	383.0	0.3	17.4
	Probable	1.5	6.5	181.0	0.3	8.6
	Total	2.9	6.9	278.5	0.6	26.0
Total Mine	Proven	3.4	9.5	166.5	1.0	18.1
	Probable	12.6	13.4	30.8	5.4	12.4
	Total	16.0	12.6	59.3	6.4	30.5

(1)	Mineral Reserves exclude all Mineral Reserve material mined prior to January 1, 2019.

(2)	Valley of the Kings Mineral Reserves based on $185/t net smelter return cut-off grade, $1,200 per ounce gold, $15.60 per ounce silver, C$:$ exchange rate of 1.00:0.78.

Validation of 2019 Mineral Reserve to actual mined and milled production in 2018

The 2019 Mineral Reserve process was validated by evaluating the complete Mineral Reserve process on the undepleted 2019 Mineral Resource model, creating mining shapes as if no mining had occurred. These generated shapes are referred to as 2019 Reserve Validation shapes. The 2019 Mineral Resource model that was contained within the validation shapes that are broadly coincident with the 2018 actual stope and development ore positions were compared to the 2018 milled and mined results. Applicable validation shapes were determined by the use of Cavity Monitoring Systems scans of the mined material for 2018.

The following table provides the validation of 2019 Brucejack Mine Mineral Reserve model compared to 2018 actual production:

Year	Tonnes (000’s)	Gold Grade (g/t)	Contained Gold Ounces (000’s)	Tonnes Difference	Ounce Difference
2018 Actuals	1,006	11.9	385	-	-
2019 Reserve Validation	801	15.4	397	20%	3%

The tonnage from the validation shapes is 20% less than actual mined while ounces produced are comparable. The primary cause for this is the mining of material outside of the 2019 validation shapes that were originally part of the 2016 Mineral Reserves. This additional material is not encompassed within the validation shapes and therefore would not be a part of the 2019 Reserves if these areas were to be mined again. The inclusion of uneconomic material (waste) within the mined stopes resulted in mining more tonnage at a lower grade in 2018 than would have been mined based on the 2019 Mineral Reserve validation shapes.

Mining and processing

Brucejack is a high-grade underground mining operation using the long-hole stoping mining method and cemented paste backfill. The Valley of the Kings, the higher-grade, primary targeted deposit, has been developed first; the lower-grade West Zone will be developed in the second half of Brucejack’s 14-year mine life. The mine is planned to increase the processing rate from 2,700 tonnes per day to 3,800 tonne per day by year-end 2019 and mine a total of 15.8 million tonnes of ore for the 14 years at an average mill feed grade of 12.6 grams gold per tonne.

Mineral processing at the current operation uses conventional gravity concentration and sulphide flotation, producing gold-silver doré and gold-silver flotation concentrate. The mill will be upgraded to use the same process flowsheet at an increased mill feed rate of 3,800 tonne per day. Predicted metallurgical recoveries over the life of mine average 96.5% and 87.4% for gold and silver, respectively. A total of 6.2 million ounces of gold and 26.0 million ounces of silver are estimated to be produced over the remaining mine life of Brucejack.

The following table provides a summary of the life of mine projected production and processing(1):

		Development	Gold	Silver	Gold	Silver
	Tonnage(2)	Meters(2)	Grade	Grade	Production	Production
Years	(t)	(m)	(g/t)(3)	(g/t)	(‘000 ounces)	(‘000 ounces)
1	1,235,000	10,924	10.6	11.2	407	392
2	1,371,000	10,950	12.0	11.3	512	445
3	1,383,000	8,550	13.0	11.7	563	462
4	1,386,000	8,550	13.6	10.2	592	404
5	1,387,000	8,550	12.3	17.5	533	663
6	1,388,000	7,350	13.5	20.7	586	779
7	1,388,000	7,240	14.3	52.1	613	1,993
8	1,380,000	4,370	13.9	93.7	594	3,637
9	1,180,000	3,530	12.6	85.6	457	2,832
10	1,180,000	1,010	12.0	130.3	436	4,371
11	902,000	1,320	10.8	87.7	299	2,220
12	826,000	920	14.4	119.3	366	2,793
13	571,000	250	9.8	220.1	171	3,634
14	177,000	100	7.4	269.4	40	1,387
Life of Mine	15,754,000	73,610	12.6	58.4	6,169	26,012

(1)	LOM begins on January 1, 2019. The Mineral Reserve excludes all Mineral Reserve material mined prior to January 1, 2019.

(2)	Tonnes are rounded to nearest thousands. Development meters are rounded to the nearest tens.

(3)	Gold grade is estimated within a tolerance range of +/- 10% for the Proven Mineral Reserve, and +/- 15% for the Probable Mineral Reserve in the remaining years of production.

Capital and operating costs

The capital cost for the mine throughput upgrade to 3,800 tonnes per day is estimated at $22.5 million over the next three years, including a contingency of $3.8 million.

The following table provides the 3,800 tonnes per day expansion capital costs(1):

($ million)
Mine underground	2.4
Process and infrastructure	13.9
Total direct costs	16.3
Indirect costs (2)	2.4
Contingency (2)	3.8
Total capital cost	22.5

(1)	Year 2019-2020 capital cost expenditure for expansion of mine, process and infrastructure, including mine throughput expansion related costs.

(2)	Mill expansion related indirect costs and contingency only.

The total sustaining capital cost for the remainder of the LOM at Brucejack is estimated at $200.8 million. The following table provides a summary of sustaining capital costs:

($ million)
Mining	51.6
Processing	33.5
Site services and surface maintenance	115.7
Total sustaining capital cost	200.8

Average LOM operating cost is estimated at $168 per tonne milled. The following table provides a summary of operating costs:

($/tonne)
Mining	74
Processing	22
Mine general and administrative	36
Surface services and others	36
Total operating cost	168

The following table provides a summary of AISC, which include by-product cash costs, sustaining capital, exploration expense and reclamation cost accretion:

($ million,
except for cost per ounce)
Total cash costs(1)	$2,835
Reclamation cost accretion	$29
Sustaining capital expenditures	$201
Mine site sustaining costs(2)	$3,065
Gold sales (ounces)	6.1 ounces
Mine site sustaining cost per ounce of gold sold(3)	$502
Corporate administrative costs per ounce of gold sold	$37
AISC per ounce of gold sold	$539

(1)	Net of silver credits at base case silver price of $16.90 per ounce.

(2)	Excludes 3,800 tpd expansion capital.

(3)	Includes offsite shipping, treatment, refining charges and royalties.

2019 Brucejack Mineral Resource

The 2019 Mineral Resource estimate incorporates 76,697 meters of infill drilling in 1,275 drill holes and 18,250 meters of mapped underground development completed in the Valley of the Kings Zone since the 2016 Mineral Resource estimate (see news release dated July 15, 2016). The updated Mineral Resource reported by zone and confidence category is summarized in the table below. The Valley of the Kings Mineral Resource was updated in 2019, but only in an area where new data was available; the West Zone Mineral Resource was not updated.

The following table provides the 2019 Brucejack Mine Mineral Resource Estimate(1-6):

Zone	Confidence Category	Ore Tonnes (Mt)	Grade		Contained Metal
			Au	Ag	Au	Ag
			(g/t)	(g/t)	(Moz)	(Moz)
Valley of the Kings Zone	Measured	1.8	17.15	16.4	1.0	1.0
	Indicated	11.9	17.15	15.4	6.6	5.9
	Total M+I	13.7	17.15	15.5	7.6	6.8
	Inferred	3.8	17.7	19.4	2.2	2.4
West Zone	Measured	2.4	5.85	347	0.5	26.8
	Indicated	2.5	5.86	190	0.5	15.1
	Total M+I	4.9	5.85	267	0.9	41.9
	Inferred	4.0	6.4	82	0.8	10.6
Total Mine	Measured	4.2	10.71	205	1.5	27.8
	Indicated	14.4	15.19	45.6	7.1	21.0
	Total M+I	18.6	14.2	81.6	8.5	48.7
	Inferred	7.8	12.0	51.3	3.0	13.0

(1)	Mineral Resources are reported inclusive of Mineral Reserves.

(2)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The Mineral Resources in this MD&A were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(3)	The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Mineral Resources as an Indicated or Measured Mineral Resource. It is uncertain if further exploration will result in upgrading Inferred Mineral Resources to an Indicated or Measured Mineral Resource category.

(4)	Tonnes, grade, and contained metal figures in totals may differ due to rounding.

(5)	For comparative purposes only, the Brucejack Mineral Resource is reported at a gold equivalent value defined as AuEq = Au + Ag/53.

(6)	Mineral Resources exclude all Mineral Resource material mined prior to January 1, 2019.

The 2019 Mineral Resource estimate for the Valley of the Kings Zone differs from the 2016 Mineral Resource estimate in that there are significantly more drill holes used in the estimation of the model, the classification has been adjusted to allow for the change in confidence as a result of the new information, the estimation parameters have been adjusted to allow greater local accuracy of the grade estimates (based on validation of the model estimates against production information), and production volumes have been removed for all production prior to January 1, 2019. This has resulted in a reduction in the number of tonnes in the Measured and Indicated Resource categories. The 2019 Measured and Indicated Resource for the Valley of the Kings Zone is 13.7 million tonnes at 17.2 g/t Au compared to 16.4 million tonnes at 17.2 g/t Au in 2016.

Independent Qualified Persons (“QP”)

The following QPs as defined by NI 43-101 are independent of Pretivm and responsible for the 2019 Report, and each has reviewed, approved and verified the scientific and technical information contained in the 2019 Updates relating to his or her respective scope of responsibility, as applicable:

QP	Scope of Responsibility
Ivor W.O. Jones, M.Sc., P.Geo., FAusIMM (CP)	Geology and Mineral Resources

Mark Horan, P.Eng, MSc. Tetra Tech	Mineral Reserves, Mining Methods; Underground Infrastructure; Paste Backfill Distribution; Mining Operating Cost Estimate; Financial Analysis
John Huang, Ph.D, P.Eng. Tetra Tech	Metallurgy and Recovery Methods; Market Studies; Process, G&A and Site Services Operating Cost Estimates

Hassan Ghaffari, P.Eng., M.A.Sc. Tetra Tech	Surface Infrastructure; Capital Cost Estimate
Maritz Rykaart, PhD, P.Eng. SRK	Waste Rock and Tailings Storage Facility
Rolf Schmitt, M.Sc., P.Geo. ERM	Aspects of environmental, social, community studies, and permitting
Alison Shaw, Ph.D., P.Geo. Lorax	Geochemistry, Water Quality
Hamish Weatherly, M.Sc., P.Geo. BGC Engineering Inc.	Water Management
Trevor Crozier, M.Eng., P.Eng. BGC Engineering Inc.	Hydrogeology
Cathy Schmid, M.Sc., P.Eng. BGC Engineering Inc.	Underground Mine Geotechnical
Ed Carey, P.Eng BGC Engineering Inc.	Site Geotechnical

Longitudinal mining test stopes based on refined geological understanding

The plan for underground development and mining at the Valley of the Kings was based on the initial understanding that the high-grade gold was carried throughout the broad quartz stockwork running nominally east-west. Consequently, the 2014 Report selected transverse longhole stoping as the mining method for the Valley of the Kings, which provided for stopes up to 40 meters wide to be mined across the width of the quartz stockwork corridors.

The experience gained from over six quarters of mining at Brucejack and the Valley of the Kings has led to a refined understanding of the geology and controls on the gold mineralization. The high-grade gold mineralization is now understood to be carried in multiple zones of between 10 to 15 meters wide running nominally east-west within the broader quartz stockwork at the Valley of the Kings.

Based on improved understanding of the geology and controls on the gold mineralization longitudinal longhole stoping, mining along the direction of the corridors of high-grade gold mineralization, may be a better method of mining. Longitudinal longhole stoping will be tested this quarter and is expected to reduce the amount of internal waste within stopes, potentially increasing the average stope grade, and reducing the amount of underground development. If successful, an updated Mineral Reserve and life of mine plan will be prepared for year end with longitudinal longhole stoping included in the mining method and incorporating the reserve expansion drilling from this year’s drill program.

Production and cash flows

Over the next five years, estimated gold production of over 2.6 million ounces of gold is expected to generate cash flows of $1.7 billion, which are more than sufficient to pay down the scheduled debt maturities of approximately $580.0 million. Capital allocation strategy for 2019 is focused on organic growth and paying down debt. Capital allocation for 2020 and beyond will be addressed later this year.

Scientific and technical information in this “Updated Mineral Reserve Estimate, Mineral Resource Estimate and Life of Mine Plan” section of the MD&A not set out in the 2019 Report has been reviewed, approved and verified by Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat, Pretivm’s Vice President, Geology and Chief Geologist and Nicolas Scarcelli-Casciola, B.A.Sc., P.Eng., Pretivm’s Mine Planning Manager, each of whom is a QP as defined in NI 43-101.

2019 OUTLOOK

2019 production guidance maintained

The Company expects to achieve its 2019 gold production guidance of 390,000 ounces to 420,000 ounces and the planned production ramp-up from 2,700 tonnes per day to 3,800 tonnes per day over the course of the year. During the first quarter, the Company prioritized increasing the development rate to 1,000 meters per month and opening up the deposit to allow access to a greater number of stopes to support a 3,800 tonnes per day mining rate by year end. As the mine continues to sequence through a lower grade area of the Valley of the Kings, all stopes above cut-off grade of approximately 5.0 grams per tonne gold are being mined as they become available for production. Accordingly, gold grade in the first quarter was 8.7 grams per tonnes and the gold grade is expected to average approximately 10.4 grams per tonne over the course of 2019; both grade and tonnes are expected to be higher in the second half of the year.

2019 financial guidance

AISC(1) for the year is expected to range from $775 per ounce gold sold to $875 per ounce gold sold. For the three months ended March 31, 2019, AISC(1) was within guidance at $868 per ounce of gold sold. AISC(1) guidance includes $15,000 for one-time sustaining capital expenditures such as access road and camp upgrades, an underground maintenance shop and a back-up underground paste booster pump. AISC(1) also includes approximately $23,000 for growth-oriented expenses such as resource expansion drilling and an additional 300 meters per month of underground development associated with the production ramp-up to 3,800 tonnes per day.

2019 BRUCEJACK MINE DRILL PROGRAM

2019 Reserve definition and expansion drilling ongoing

The 70,000-meter 2019 underground drill program commenced early in the first quarter. More than 37,000 meters of drilling in 249 drill holes have been completed to date. The program is expected to improve reserve definition ahead of mining and expand on the current Mineral Reserves at the Valley of the Kings. Opportunities for expansion are located at depth, to the west, to the east, and to the north-east of the currently defined Mineral Reserve. Exploration in the early part of the program targets at depth below the 1200-meter level of the current development and westward towards the Brucejack fault.

Drilling will continue through the year and is expected to include zones prospective for additional reserve expansion to the north-east of and at depth below the currently defined Mineral Reserves where previous drill programs have indicated the continuation of high-grade gold mineralization. A re-interpretation of previous drill results from the north-east indicates the presence of a repetition of the key stratigraphy that hosts high-grade gold mineralization in the Valley of the Kings.

Exploration drilling in 2015 intersected high-grade gold 1,000 meters to the east of the Valley of Kings below the Flow Dome Zone (see news release dated October 8, 2015). Resource expansion drilling to the east towards the Flow Dome Zone is planned for later in the year depending on development and permitting. Results will be released in due course.

Underground exploration drilling for porphyry source

In 2018, two 1,500-meter holes drilled east from the Valley of the Kings intersected Brucejack-style mineralization throughout demonstrating mineralization continuity between the Valley of the Kings and the Flow Dome Zone, an area approximately 1,000 meters east of the Brucejack Mine (see news release dated June 18, 2018). In addition, the drilling intersected at depth anomalous mineralization to suggest proximity to porphyry-style mineralization.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Based on the previous drill results and follow-up geophysical program and mineral chemistry evaluation, two deep holes were targeted to further test the porphyry potential below the Valley of the Kings and the Flow Dome Zone. The first of the two holes, VU-1785, drilled towards the south-east, was completed at 2,000 meters downhole. Multiple Valley of the Kings-style carbonate stockworks were visible in parts of the drill core. The second hole, VU-1787, orients toward the north-east, is currently being drilled. An update on intersections will be provided following the receipt of assay results and further evaluation.

Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Pretivm’s Vice President, Geology and Chief Geologist is the QP responsible for the Brucejack Mine reserve definition and exploration drilling, and has reviewed and approved the scientific and technical information contained in this MD&A relating thereto.

Lyle Morgenthaler, B.A.Sc., Pretivm’s P.Eng., Chief Mine Engineer is the QP responsible for Brucejack Mine development and has reviewed and approved the scientific and technical information contained in this MD&A relating thereto.

REGIONAL EXPLORATION

Results of the 8,000-meter regional exploration drill program conducted on the Bowser Claims in 2018 confirm the presence of Brucejack style high-grade gold mineralization hosted in broad zones of low-grade stockwork. The drilling also confirmed that the property has potential to host intrusion-related copper-gold mineralization, high-level epithermal mineralization and volcanogenic massive sulphide mineralization similar to the Eskay Creek Mine. Additional drilling is being planned to further evaluate these targets in 2019.

The wholly-owned, approximately 1,200-square-kilometer Bowser Claims, located east of the Brucejack Mine, include the American Creek, Bluffy, and Koopa Zones, along with the newly discovered Upper Kirkham Zone.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Pretivm’s Vice President and Chief Exploration Officer is the QP responsible for the regional grass-roots exploration program, and has reviewed and approved the scientific and technical information in this MD&A related thereto.

ADDITIONAL CLAIMS

Our claims also include the Snowfield Project which borders Brucejack to the north and is comprised of one mineral claim with an area of 1,217 hectares. Since we acquired the Snowfield Project in 2010, we have continued to carry out environmental studies in conjunction with Brucejack. Snowfield represents a longer-term gold opportunity for our shareholders.

Our Bowser Claims border Brucejack and Snowfield to the east and are comprised of 337 claims with an area of 120,811 hectares. We continue to carry out grassroots exploration on our Bowser Claims.

FINANCIAL RESULTS

	For the three months ended
	March 31,	March 31,
	2019	2018
Revenue	$103,119	$89,422

Cost of sales	73,967	72,588

Earnings from mine operations	29,152	16,834

Corporate administrative costs	3,967	2,498

Operating earnings	25,185	14,336

Interest and finance expense	(9,400)	(15,639)
Interest and finance income	287	202
Foreign exchange loss	(316)	(83)
Loss on financial instruments at fair value	(7,526)	(2,637)

Earnings (loss) before taxes	8,230	(3,821)

Current income tax expense	(926)	(626)
Deferred income tax expense	(3,138)	(3,611)

Net earnings (loss) for the period	$4,166	$(8,058)

Other comprehensive earnings (loss), net of tax
Items that will not be reclassified to earnings or loss:
Change in fair value attributable to change in credit risk of financial instruments designated at fair value through profit or loss	-	1,938

Comprehensive earnings (loss) for the period	$4,166	$(6,120)

Three months ended March 31, 2019 compared to the three months ended March 31, 2018

Net earnings for the three months ended March 31, 2019 were $4,166 compared to a net loss of $8,058 for the comparable period ended March 31, 2018. The increase in net earnings was mainly attributed to an increase in earnings generated from operations, a decrease in interest and finance expense offset by an increase in the loss on financial instruments at fair value. Earnings from mine operations were $29,152 for the three months ended March 31, 2019 compared to $16,834 for the three months ended March 31, 2018.

Net comprehensive earnings for the three months ended March 31, 2019 were $4,166 compared to net comprehensive loss of $6,120 for the comparable period ended March 31, 2018. With the repurchase of the stream obligation on December 18, 2018, there was no fair value change attributable to the change in credit risk of financial instruments designated at fair value through profit or loss (“FVTPL”) (2018 - $1,938).

Revenue

For the three months ended March 31, 2019, the Company generated revenue of $103,119, which included $103,826 of revenue from contracts with customers plus a loss on trade receivables at fair value related to provisional pricing adjustments of $707. During the comparable period in 2018, the Company generated revenue of $89,422 which included $88,589 of revenue from contracts with customers plus a gain on trade receivables at fair value related to provisional pricing adjustments of $833.

For the three months ended March 31, 2019, the Company sold 81,434 ounces of gold, at an average realized price(1) of $1,257 per ounce generating $102,358 in revenue from contracts with customers. The Company sold 96,974 ounces of silver generating $1,468 in revenue. Treatment costs and refining charges associated with concentrate sales, in the amount of $5,119, were included within concentrate revenue. The average London Bullion Market Association AM and PM market price over the three months ended March 31, 2019 was $1,304 per ounce.

Cost of sales

Total cost of sales for the three months ended March 31, 2019 were $73,967 or $908 per ounce of gold sold(1) compared to $72,588 or $1,057 per ounce of gold sold(1) in the comparable period in 2018. Cost of sales includes production costs, depreciation and depletion, royalties and selling costs, site-share based compensation and changes in inventories to reflect the difference between produced and sold ounces.

Production costs

Production costs, after adjustments for changes in inventories, for the three months ended March 31, 2019 were $53,002 compared to $53,310 in the comparable period in 2018. Production costs include mining, processing, surface services and mine general and administrative costs. Production costs, before adjustments for changes in inventories, were as follows:

In thousands of USD,	For the three months ended
except for tonnes and per tonne data		March 31,			March 31,
		2019			2018
Ore mined (tonnes)	308,387			268,339
Ore milled (tonnes)	295,122			261,443
Mining(1)	$27,450	$/t	89	$24,133	$/t	90
Processing(2)	5,992		20	6,008		23
Surface services and other(2)	8,943		30	14,635		56
Mine general and administrative(2)	10,624		36	10,438		40
Total production costs(2)	$53,009	$/t	180	$55,214	$/t	211

(1)	Cost per tonne data is based on mined tonnes.

(2)	Cost per tonne data is based on milled tonnes.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Production costs decreased in respect of consultants and contractors related to surface operations offset by increases in salaries and benefits. During the quarter, costs were incurred for level development at the Brucejack Mine at approximately 800 meters per month.

A majority of production costs were incurred in Canadian dollars. During the three months ended March 31, 2019, the average foreign exchange rate was C$1.3295 to $1.00 (2018 C$1.2647 to $1.00).

Depreciation and depletion

Depreciation and depletion, after adjustments for changes in inventories, for the three months ended March 31, 2019 was $16,091 compared to $12,992 in the comparable period in 2018. The increase in depreciation and depletion was due to increased production, timing of sales (movement of costs in inventory) and the addition of ROU assets (defined below) in the period as a result of transition to IFRS 16.

The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces produced over the estimated Proven and Probable Mineral Reserves.

Site-share based compensation

Site-share based compensation, after adjustments for changes in inventories, for the three months ended March 31, 2019 was $584 compared to $551 in the comparable period in 2018. The increase in site-share based compensation was due to an increase in the Company’s share price for valuation of its cash-settled restricted share units offset by timing of sales (movement of costs in inventory).

Royalties and selling costs

Royalties and selling costs, after adjustments for changes in inventories, for the three months ended March 31, 2019 were $1,281 (2018 – $57) and $3,009 (2018 – $5,678), respectively. The increase in royalty expense was due to the 1.2% NSR Royalty (defined below). Refer to the “Commitments” section of this MD&A. Selling costs includes transportation costs which were $2,955 (2018 – $5,173). The decrease in transportation costs were primarily due to our transition from trucking container shipments of concentrate inventory out of Prince Rupert, British Columbia to bulk shipments through Stewart, British Columbia.

Total cash cost(1) and AISC(1)

Total cash costs(1) for the three months ended March 31, 2019 were $686 per ounce sold compared to $841 per ounce sold in the comparable period in 2018. Total cash costs improved due to cost reductions, increased gold production and higher gold ounces sold in the period.

AISC(1) for the three months ended March 31, 2019 totaled $868 per ounce sold compared to $1,009 per ounce sold in the comparable period in 2018. AISC(1) improved due to higher gold ounces sold and cost reductions in the period. Sustaining capital expenditures amounted to $3,662 (including $711 deferred development costs incurred during production).

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Corporate administrative costs

Corporate administrative costs for the three months ended March 31, 2019 were $3,967 compared to $2,498 in the comparable period in 2018.

Share-based compensation for the three months ended March 31, 2019 was $934 compared to $188 in the comparable period in 2018. The increase in share-based compensation was due to the increase in the Company’s share price for valuation of its cash-settled restricted share units.

Salaries and benefits for the three months ended March 31, 2019 were $1,070 compared to $845 in the comparable period in 2018. The increase in salaries and benefits was due to increased salaries and the accrual of bonuses for corporate employees.

Interest and finance expense

During the three months ended March 31, 2019, the Company incurred interest and finance expense of $9,400 compared to $15,639 in the comparable period in 2018. The Company incurred $7,278 (2018 – nil) in interest expense related to its $480,000 senior secured loan facility (the “Loan Facility”). In the comparable period, the Company incurred $13,493 in interest expense related to its $350,000 senior secured term construction credit facility (the “Credit Facility”). The decrease in interest expense was the result of a decrease in the overall effective interest rate on debt from 15.0% to 5.9%.

Interest and finance income

During the three months ended March 31, 2019, the Company earned interest and finance income of $287 compared to $202 in the comparable period in 2018. The increase in interest and finance income was the result of a higher cash and cash equivalents balance throughout the period.

Loss on financial instruments at fair value

During the three months ended March 31, 2019, the changes in fair value of the Offtake Obligation was a function of changes to the estimated production schedule, as we move from 2,700 tonnes per day to 3,800 tonnes per day, a decrease in the gold price, a decrease in market expectations of future gold prices, a decrease in interest rates and a decrease in credit spread.

The change in fair value of the Offtake Obligation resulted in a loss of $7,526 (2018 – gain of $1,809). In the comparable period in 2018, the loss on financial instruments at fair value was also impacted by a fair value loss on the stream obligation of $4,645 and a fair value gain on the prepayment and extension options in the Credit Facility of $199.

Current and deferred income taxes

For the three months ended March 31, 2019, current income tax expense was $926 related to the 2% net current proceeds portion of the BC Mineral Tax compared to $626 in the comparable period in 2018. For the three months ended March 31, 2019, deferred income tax expense was $3,138 compared to $3,611 in the comparable period in 2018.

The Company is subject to Canadian federal and British Columbia (“BC”) provincial income taxes with an aggregate rate of 27%. The Company is also subject to the BC Mineral Tax, which is accounted for as an income tax. The BC Mineral Tax requires initial payments of 2% of net current proceeds until initial construction tax pools are utilized, after which a rate of 13% applies. The BC Mineral Tax is calculated in CAD. As the mine has reached steady-state operations and previously unrecognized tax benefits have been recorded, the anticipated effective tax rate on mine operating earnings is 36.5% in future periods. Corporate administrative costs, interest and finance expense and other items will be deductible for federal and provincial income taxes only.

For the three months ended March 31, 2019, our effective tax rate, including both current and deferred income taxes, was 49.4%. The effective tax rate was impacted by the effect of foreign exchange on our BC Mineral Tax pools and the fair value adjustments related to the Offtake Obligation. We will continue to experience effective tax rate volatility from the CAD to USD foreign exchange on our BC Mineral Tax pools until those pools are fully utilized.

LIQUIDITY AND CAPITAL RESOURCES

The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly. The Company monitors forecasts of liquidity in the form of cash and cash equivalents to ensure it has sufficient cash to meet operational needs.

Factors that can impact the Company’s liquidity are monitored regularly and include assumptions of gold market prices, foreign exchange rates, production levels, operating costs and capital costs. Contractual obligations and other commitments that could impact the Company’s liquidity are detailed in the “Commitments” section of this MD&A. We prepare annual expenditure budgets that are approved by the Board of Directors.

Our capital structure consists of debt instruments, convertible debt instruments and equity attributable to common shareholders comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

Liquidity and capital resources

Working capital(1)

Our cash and cash equivalents as at March 31, 2019 totaled $50,868, increasing by $5,461 from $45,407 as at December 31, 2018. The increase in cash was attributable to an increase in cash flows generated from operations of the Brucejack Mine, a decrease in sustaining capital expenditures offset by an increase in cash outflows related to the Loan Facility.

The Company has a working capital(1) deficit of $44,507 as at March 31, 2019 compared to a deficit of $48,163 as at December 31, 2018. Management believes future cash flows from operations are sufficient to fund our operations, as well as other planned and foreseeable commitments currently estimated for 2019. With respect to medium- and longer-term capital requirements, management believes that operating cash flow, the Company’s active management of its operations and development activities, and where appropriate, capital available through financing sources such as debt funding, will enable the Company to meet such capital requirements.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

We generated cash from operations of $39,944 for the three months ended March 31, 2019 compared to $24,719 in the comparable period in 2018. For the three months ended March 31, the Company delivered 68,506 ounces of gold pursuant to its Offtake Obligation. The settlement of gold ounces resulted in a decrease in the Offtake Obligation of $840 (2018 – $695) due to the realized loss attributable to the final settlement price in the defined pricing period and the gold spot price on the date of delivery.

Working capital(1) items other than cash and cash equivalents and the current portion of long-term debt consisted of inventories of $26,147 (valued at cost) and receivables and other of $16,193 offset by accounts payable and accrued liabilities of $53,340.

Inventory is comprised of $11,864 in finished metal, $12,934 in materials and supplies and $1,349 in in-circuit inventory. Receivables and other is comprised primarily of $11,781 of trade receivables, $2,848 of prepayments and deposits and $1,519 of Goods and Services Tax refunds.

Accounts payable and accrued liabilities includes the employee benefit liability of $4,490 and the current portion of the restricted share unit liability of $1,449. Accounts payable and accrued liabilities also includes $6,374 of remaining construction related payables and holdbacks.

During the three months ended March 31, 2019, the exercise of share options awards provided us with $260 (2018 – $357) of additional liquidity.

Cash flows

The Company’s cash flows from operating, investing and financing activities, as presented in the corresponding unaudited condensed consolidated interim statements of cash flows, are summarized in the following table for the three months ended March 31, 2019:

In thousands of USD	For the three months ended
	March 31,	March 31,
	2019	2018
Cash flow information
Cash generated by operations	$39,944	$24,719
Cash used in investing activities	(4,925)	(9,540)
Cash used in financing activities	(29,859)	(768)
Effect of foreign exchange rate changes on cash and cash equivalents	301	(156)
Change in cash and cash equivalents	$5,461	$14,255

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

The Company generated $39,944 in operating cash flows for the three months ended March 31, 2019 compared to $24,719 for the comparable period in 2018. The increased cash flows generated from operations is primarily due to higher gold ounces sold in the period.

Cash used in investing activities for the three months ended March 31, 2019 was $4,925 (2018 - $9,540). For the for the three months ended March 31, 2019, cash used in investing activities was related to sustaining capital expenditures and exploration and evaluation expenditures. In the comparable period in 2018, cash used in investing activities also included the payment of construction-related payables.

The Company used $29,859 in financing cash flows for the three months ended March 31, 2019 (2018 – $768). The increase in financing cash flows was the result of a $20,000 repayment on the Loan Facility, payment of $7,271 in interest related to the Loan Facility and convertible notes and lease payments of $1,556. In the comparable period in 2018, the Company paid interest in the amount of $1,125 to the holders of the convertible notes offset by $357 of proceeds from the exercise of stock options.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The following table contains selected quarterly information derived from the Company’s unaudited quarterly condensed consolidated interim financial statements which are reported under IFRS applicable to interim financial reporting.

In thousands of USD,	2019	2018	2018	2018	2018	2017	2017	2017
except per share data	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$103,119	$108,596	$110,060	$146,478	$89,422	$107,058	$70,875	$-
Earnings from mine operations(1)	$29,152	$36,117	$37,608	$60,070	$16,834	$26,890	$25,963	$-
Net earnings (loss)	$4,166	$2,847	$10,734	$31,097	$(8,058)	$(2,720)	$(6,975)	$(2,495)
Comprehensive earnings (loss)	$4,166	$3,535	$11,725	$33,023	$(6,120)	$(2,720)	$(6,975)	$(2,495)
Earnings (loss) per share -
Basic	$0.02	$0.01	$0.06	$0.17	$(0.04)	$(0.01)	$(0.04)	$(0.01)
Diluted	$0.02	$0.01	$0.06	$0.17	$(0.04)	$(0.01)	$(0.04)	$(0.01)
Total assets	$1,625,855	$1,613,418	$1,771,543	$1,731,950	$1,678,657	$1,671,537	$1,673,601	$1,649,593
Long-term liabilities(2)	$579,873	$573,659	$178,088	$408,597	$395,208	$388,558	$736,582	$709,269
Cash dividends	$-	$-	$-	$-	$-	$-	$-	$-
Cash and cash equivalents	$50,868	$45,407	$190,318	$142,495	$70,540	$56,285	$53,774	$55,311
Mineral properties, plant and equipment	$1,530,763	$1,522,919	$1,534,908	$1,542,419	$1,556,945	$1,564,860	$1,566,889	$1,558,652

(1)	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

(2)	Long-term debt does not include the current portions of the Company’s Loan Facility and Offtake Obligation in the amount of $84,375 as at March 31, 2019. For the comparable period in 2018, long-term debt does not include the current portions of the Company’s Credit Facility and Offtake Obligation in the amount of $388,068.

On July 1, 2017, the Company achieved commercial production at the Brucejack Mine. As a result, in the third quarter of 2017, the Company generated revenue from the sale of gold and silver for the first time. In the periods prior to the third quarter of 2017, there was no revenue as we were in the construction phase at the Brucejack Mine.

COMMITMENTS

The following table provides our contractual obligations as of March 31, 2019:

In thousands of USD	1 year	2-3 years	4-5 years	More than 5 years	Total
Operating activities:
Decommissioning and restoration provision	$422	$51	$-	$19,542	$20,015
Lease obligations	6,446	10,043	3,020	-	19,509
Purchase commitments	6,673	-	-	-	6,673
Financing activities:
Principal repayments on Loan Facility	76,667	133,333	250,000	-	460,000
Repayment of convertible notes	2,255	104,495	-	-	106,750
Interest payments on Loan Facility(1)	24,184	33,120	8,763	-	66,067
	$116,647	$281,042	$261,783	$19,542	$679,014

(1)	Interest payments on Loan Facility represent management’s best estimate based on current LIBOR and the Company’s projected applicable margin in accordance with the terms of the Loan Facility.

Commitments – Brucejack Mine

The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Mine. Under the terms of this agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Mine is subject to a 1.2% net smelter returns royalty (“1.2% NSR Royalty”) on production in excess of a cumulative 503,386 ounces of gold and 17,907,080 ounces of silver. The gold ounce production threshold for the 1.2% NSR Royalty was met in December 2018. For the three months ended March 31, 2019, $1,194 (2018 – nil) was expensed to royalties and selling costs in the statement of earnings (loss).

Commitments – Offtake Obligation

Under the offtake agreement dated September 15, 2015 entered into by the Company in connection with the construction financing for the Brucejack Mine (the “Offtake Agreement”), we are obligated to sell 100% of refined gold up to 7,067,000 ounces to the offtake counterparties (the “Offtake Obligation”). The final purchase price to be paid by each purchaser under the Offtake Obligation will be, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period before and after the date of each sale.

CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

Class action lawsuits

Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action (the “Wong Action”) against the Company, Robert Quartermain (a director, and the President and the CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (“Snowden”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of our shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario).

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

2018 United States of America Class Actions

Two putative class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of New York, one on September 7, 2018 and the other on October 19, 2018. The complaints were filed on behalf of an alleged class of all persons and entities who purchased or acquired shares of the Company between July 21, 2016 and September 6, 2018, and relate to public disclosures of the Company made between July 2016 and September 2018 regarding the Brucejack Mine. The Company has been served with one of the two complaints.

On April 8, 2019, the United States District Court for the Southern District of New York issued an order granting Aurico Gold Fund LP’s motion to consolidate the two cases, appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. The Company has retained legal counsel in connection with these matters.

The Company believes that the allegations made against it and its officers in the aforementioned complaints are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for these actions.

Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia.

The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the four actions will be joined.

The Company believes that the allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Other than as expressed herein, and remuneration of key management personnel and the Board of Directors, in the ordinary course of their employment or directorship, as applicable, we had no transactions with related parties as defined in IAS 24, Related Party Disclosures.

We have entered into employment agreements with each of our Executive Chairman (our “Exec Chair”), our President and Chief Executive Officer (our “CEO”), our Executive Vice President and Chief Financial Officer (our “CFO”), our Vice President, Operations (our “VP Ops”), our Executive Vice President, Corporate Affairs and Sustainability (our “EVP Corporate”), and our Vice President and Chief Exploration Officer (our “CExO).

Under his employment agreement, the Exec Chair is entitled to a retirement allowance which remains due and payable in full in the event the Exec Chair terminates his employment with the Company. The retirement allowance, in the amount of C$6,000, remains a current liability as at March 31, 2019. The Exec Chair is also entitled, on termination without cause, including following a change of control, to his base salary for the remainder of his term as the Exec Chair, the retirement allowance and a pro-rated bonus for any period for which the Exec Chair was not awarded a bonus up to the end of his term as the Exec Chair.

Under the employment agreements, the CEO, CFO, VP Ops, EVP Corporate and CExO receive a base salary, extended benefits and are eligible for an annual performance-based bonus and long-term incentive awards determined at the discretion of our Board of Directors.

The CEO, CFO, VP Ops, EVP Corporate and CExO are also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that the Company has made in the preparation of the financial statements including those that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

Key accounting policy judgments

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators for the Company’s mineral properties, plant and equipment and has concluded that due to a decrease in total contained ounces in the updated Mineral Reserve of the Brucejack Mine, an indicator of impairment exists as of March 31, 2019.

The Company’s assessment of fair value less cost of disposal (“FVLCD”) exceeded the carrying value of the Brucejack Mine cash-generating unit and as a result, no impairment loss was recognized in the statement of earnings (loss).

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of March 31, 2019.

Sources of estimation uncertainty

Mineral Reserves and Resources

The Company estimates its Mineral Reserves and Resources based on information compiled by qualified persons as defined in accordance with NI 43-101 requirements. The estimation of Mineral Reserves and Resources requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating Mineral Reserves and Resources and assumptions that are valid at the time of estimation may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

The changes in the Proven and Probable Mineral Reserves announced on April 4, 2019 will impact the calculation of depreciation and depletion expense effective in the second quarter of 2019.

Recoverable amount of the Brucejack Mine

The recoverable amount was assessed as the higher of its value in use and FVLCD. The recoverable amount was determined based on the FVLCD method using discount future cash flows. The estimates used by management in arriving at its estimate of recoverable amount are subject to various risks and uncertainties including future gold and silver prices, exchange rates, capital cost estimates, operating cost estimates, estimated reserves and resources and the discount rate. Changes in estimates could affect the expected recoverability of the Brucejack Mine. The recoverable amount for the Brucejack Mine was assessed as at March 31, 2019. Refer to Note 5c in the condensed consolidated interim financial statements for further details related to the impairment assessment.

Fair value of derivatives and other financial liabilities

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period.

The valuation of the convertible notes at inception was completed using a discounted cash flow analysis that required various estimates and assumptions, including the discount rate for a similar non-convertible instrument.

CHANGES IN ACCOUNTING POLICIES

The Company has adopted IFRS 16 effective January 1, 2019 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17, Leases (“IAS 17”) and IFRIC 4, Determining Whether an Arrangement Contains a Lease (“IFRIC 4”). IFRS 16 provides a single lessee accounting model, requiring lessees to recognize a right of use asset (“ROU asset”) and a lease obligation at the lease commencement date.

Accounting policy applicable from January 1, 2019

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

●	The contract involves the use of an identified asset, either explicitly or implicitly, including consideration of supplier substitution rights;

●	The Company has the right to obtain substantially all the economic benefits from the use of the asset throughout the period of use; and

●	The Company has the right to direct the use of the asset.

The ROU asset is initially measured based on the initial amount of the lease obligation plus any initial direct costs incurred less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the ROU asset or the lease term using either the straight-line or units-of-production method depending on which method more accurately reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. The ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.

The lease obligation is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease obligation is measured at amortized cost using the effective interest method and remeasured when there is a change in future lease payments. Future lease payments can arise from a change in an index or rate, if there is a change in the Company’s estimate of the expected payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded to the statement of earnings (loss) if the carrying amount of the ROU asset has been reduced to zero.

Accounting policy applicable before January 1, 2019

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. It requires consideration as to whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

A reassessment is made after inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the arrangement; (b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the changes in circumstances gave rise to the reassessment or at the date of the renewal or extension period.

Finance leases, which transfer to the Company substantially all the risks and rewards incidental to ownership of the leased item, are capitalized at the commencement of the lease term (the date from which the lessee is entitled to exercise its right to use the leased asset) at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership. Operating lease payments are recognized as an expense in the statement of earnings (loss) on a straight-line basis over the lease term.

Transition to IFRS 16

The Company previously classified leases as operating, or finance leases based on the Company’s assessment of whether the lease transferred significantly all the risks and rewards incidental to ownership of the underlying asset. Under IFRS 16, the Company recognizes ROU assets and lease obligations for most leases.

At transition, lease obligations were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as at January 1, 2019. ROU assets were measured at an amount equal to the lease obligation, adjusted by the amount of any prepaid or accrued lease payments.

The Company has elected to apply the practical expedient not to recognize ROU assets and lease obligations for short-term leases that have a lease term of twelve months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

For leases that were classified as finance leases under IAS 17, the carrying amount of the ROU asset and the lease obligation at January 1, 2019 are determined as the carrying amount of the lease asset and lease obligation under IAS 17 immediately before that date.

Incremental ROU assets and lease obligations of $11,891 were recorded as of January 1, 2019, with no net impact on deficit. When measuring lease obligations, the Company discounted lease payments using the Company’s incremental borrowing rate of 5.7% at January 1, 2019.

The following table reconciles the Company’s operating lease commitments at December 31, 2018, as previously disclosed in the Company’s annual consolidated financial statements, to the lease obligation recognized on initial application of IFRS 16 at January 1, 2019.

Adoption of
IFRS 16
Operating lease commitments - December 31, 2018	$13,804
Adjustments from adoption of IFRS 16	(96)
Operating lease commitments - December 31, 2018	13,708

IFRS 16 recognition exemptions:
Short-term leases	(727)
Low-value leases	(24)
Effect from discounting using the incremental borrowing rate - January 1, 2019	(1,066)
Lease obligation recognized on adoption of IFRS 16	11,891
Finance lease obligation (IAS 17) - December 31, 2018	748
Lease obligation - January 1, 2019	$12,639

For presentation on the statement of financial position, the current portion of the lease obligation was classified within accounts payable and accrued liabilities and the non-current portion within other liabilities. ROU assets were included within mineral properties, plant and equipment.

NEW ACCOUNTING POLICIES

Our significant accounting policies, including those initially adopted during the financial year ended December 31, 2018, are presented in Note 3 to the audited consolidated financial statements for the years ended December 31, 2018 and 2017. New accounting policies adopted during the period related to the Company’s adoption of IFRS 16 and are described in the “Changes in Accounting Policies” section of this MD&A.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

There are no other IFRS’s or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Company.

FINANCIAL INSTRUMENTS

Classification of financial assets

We have the following financial assets: cash and cash equivalents, receivables and other and restricted cash.

Cash and cash equivalents and restricted cash are classified at amortized cost. Interest income is recognized by applying the effective interest rate method.

The Company’s trade receivables result from sales transactions in accordance with IFRS 15, Revenue from Contracts with Customers and contain provisional pricing arrangements. These trade receivables are classified as FVTPL with the gain (loss) included in revenue.

Classification of financial liabilities

We have the following financial liabilities: accounts payable and accrued liabilities which include lease obligations, the restricted share unit liability and deferred share unit liability, the debt portion of the convertible notes and debt instruments including the Loan Facility and the Offtake Obligation.

Accounts payable and accrued liabilities, the debt portion of the convertible notes and the Loan Facility are classified as financial liabilities at amortized cost and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are held at amortized cost using the effective interest method.

The restricted share unit liability and deferred share unit liability are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value.

Derivative instruments, including embedded derivatives, such as the Offtake Obligation are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Financial risk management

We are exposed to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from our financial instruments.

Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors. The type of risk exposure and the way in which such exposure is managed is as follows:

Market risk

Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact earnings (loss).

The Company is exposed to currency risk through cash and cash equivalents, receivables and other excluding trade receivables, restricted cash and accounts payable and accrued liabilities including lease obligations, which are denominated in CAD. The Company has not hedged its exposure to currency fluctuations at this time.

In addition to currency risk from financial instruments, a significant portion of the Company’s mine production costs, capital expenditures and corporate administrative costs are denominated in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

The Company is subject to interest rate risk with respect to its Loan Facility. Interest rates associated with this facility are based on LIBOR and the administrative agents’ base rate which fluctuates based on market conditions.

The Company is also subject to interest rate risk with respect to the fair value of the Offtake Obligation which is accounted for at FVTPL.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The financial instruments impacted by commodity prices are the trade receivables and the Offtake Obligation (a derivative liability). Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables are fair valued and adjusted each period to reflect forward market prices to the estimated settlement date.

The Company has not hedged the price of any commodity at this time.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, trade receivables, tax receivables and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions. Management believes the risk of loss related to these deposits to be low. The Company continually evaluates changes in the status of its counterparties.

We are exposed to credit risk through our trade receivables, which are principally with internationally recognized counterparties. The Company sells its gold and silver to its lenders, refineries located in Canada and the United States and trading companies. The Company has had limited instances of default from its counterparties. The Company continually evaluates its counterparties in which it sells its product. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly, and we try to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs. To the extent we do not believe there is sufficient liquidity to meet obligations, we will consider securing additional debt or equity funding. For further discussion, refer to the “Liquidity and Capital Resources” section of this MD&A.

EVENTS AFTER REPORTING DATE

On April 4, 2019, we announced the 2019 Mineral Reserve, the 2019 Mineral Resource and the updated Life of Mine Plan for the Brucejack Mine. Refer to the “Updated Mineral Reserve Estimate, Mineral Resource Estimate and Life of Mine Plan” section of this MD&A.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-IFRS measures in this MD&A. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide readers an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Cost of sales per ounce of gold sold

The Company reports cost of sales on a gold ounce sold basis. Management uses this metric as a tool to monitor total operating cost performance which includes non-cash items such as depreciation and depletion and site share-based compensation.

The following tables reconcile these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended
except for per ounce data	March 31,	March 31,
	2019	2018
Gold ounces sold	81,434	68,651
Cost of sales per ounce sold reconciliation
Cost of sales	$73,967	$72,588
Cost of sales per ounce of gold sold	$908	$1,057

Total cash costs

Total cash costs is a common financial performance measure in the gold mining industry but has no standard meaning. The Company reports total cash costs on a gold ounce sold basis. The Company believes that, in addition to measures prepared in accordance with IFRS, such as revenue, certain readers can use this information to evaluate the Company’s performance and ability to generate operating earnings and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating cost performance. Total cash costs for the three months ended March 31, 2019 and 2018 are not comparable due to the adoption of IFRS 16.

Total cash costs include cost of sales such as mining, processing, surface services, mine general and administrative costs, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold. Other companies may calculate this measure differently.

The following tables reconcile these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended
except for per ounce data	March 31,	March 31,
	2019	2018
Gold ounces sold	81,434	68,651
Total cash costs reconciliation
Cost of sales	$73,967	$72,588
Less: Depreciation and depletion	(16,091)	(12,992)
Less: Site share-based compensation	(584)	(551)
Less: Silver revenue	(1,468)	(1,321)
Total cash costs	$55,824	$57,724
Total cash costs per ounce of gold sold	$686	$841

All-in sustaining costs

The Company believes that AISC more fully defines the total costs associated with producing gold. AISC is calculated based on the definitions published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world). The WGC is not a regulatory organization. The Company calculates AISC as the sum of total cash costs (as described above), sustaining capital expenditures (excluding expansion capital related to the 3,800 tonne per day expansion project), accretion on decommissioning and restoration provision, treatment and refinery charges netted against concentrate revenue, payments on lease obligations, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Effective January 1, 2019, the Company adopted the WGC’s revised definition for AISC which includes cash payments from sustaining leases to address the adoption of IFRS 16.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus non-sustaining capital.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended
except for per ounce data	March 31,	March 31,
	2019	2018
Gold ounces sold	81,434	68,651
All-in sustaining costs reconciliation
Total cash costs	$55,824	$57,724
Sustaining capital expenditures (1)	3,662	4,471
Accretion on decommissioning and restoration provision	144	155
Treatment and refinery charges	5,052	3,891
Payments on lease obligations	1,556	-
Site share-based compensation	584	551
Corporate administrative costs (2)	3,874	2,466
Total all-in sustaining costs	$70,696	$69,258
All-in sustaining costs per ounce of gold sold	$868	$1,009

(1)	Sustaining capital expenditures includes deferred development costs.

(2)	Includes the sum of corporate administrative costs per the statement of earnings (loss) and comprehensive earnings (loss), excluding depreciation within those figures.

Average realized price and average realized cash margin

Average realized price and average realized cash margin per ounce sold are used by management and readers to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers less silver revenue divided by gold ounces sold. Average realized cash margin represents average realized price per gold ounce sold less total cash costs per ounce sold.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended
except for per ounce data	March 31,	March 31,
	2019	2018
Revenue from contracts with customers(1)	$103,826	$88,589
Less: Silver revenue	(1,468)	(1,321)
Gold revenue(2)	$102,358	$87,268
Gold ounces sold	81,434	68,651
Average realized price	$1,257	$1,271
Less: Total cash costs per ounce of gold sold	(686)	(841)
Average realized cash margin per ounce of gold sold	$571	$430

(1)	Revenue from contracts with customers is recognized net of treatment costs and refinery charges on revenue generated from concentrate sales in the amount of $5,119 (2018 – $3,968) for the three months ended March 31, 2019. The portion of these treatment costs and refinery charges related to gold concentrate sales were $5,052 (2018 – $3,891) for the three months ended March 31, 2019.

(2)	Gold revenue excludes the gain (loss) on trade receivables at fair value related to provisional pricing adjustments in the amount of a loss of $707 (2018 – gain of $833) for the three months ended March 31, 2019.

Adjusted earnings and adjusted basic earnings per share

Adjusted earnings and adjusted basic earnings per share are used by management and readers to measure the underlying operating performance of the Company. Presenting these measures helps management and readers evaluate earning trends more readily in comparison with results from prior periods.

Adjusted earnings is defined as net earnings adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including: loss on financial instruments at fair value, amortization of discount on Credit Facility, amortization of Loan Facility transaction costs, accretion on convertible notes, impairment provisions and reversals and deferred income tax expense. Adjusted basic earnings per share is calculated using the weighted average number of shares outstanding under the basic method of earnings per share as determined under IFRS.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended
except for per share data	March 31,	March 31,
	2019	2018
Basic weighted average shares outstanding	184,192,702	182,378,707
Adjusted earnings and adjusted basic earnings per share reconciliation
Net earnings (loss) for the period	$4,166	$(8,058)
Adjusted for:
Loss on financial instruments at fair value	7,526	2,637
Amortization of discount on Credit Facility	-	6,234
Amortization of Loan Facility transaction costs	324	-
Accretion on convertible notes	1,373	1,373
Deferred income tax expense	3,138	3,611
Adjusted earnings	$16,527	$5,797
Adjusted basic earnings per share	$0.09	$0.03

Earnings from mine operations

Earnings from mine operations provides useful information to management and readers as an indication of the Company’s principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate administrative costs, foreign exchange gain (loss), loss on financial instruments at fair value, interest and finance income and expense and taxation.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD	For the three months ended
	March 31,	March 31,
	2019	2018
Revenue	$103,119	$89,422
Cost of sales	73,967	72,588
Earnings from mine operations	$29,152	$16,834

Working capital

Working capital is defined as current assets less current liabilities and provides useful information to management and readers about liquidity of the Company.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measures disclosed in the financial statements.

In thousand of USD	March 31,	December 31,
	2019	2018
Current assets	$93,208	$88,470
Current liabilities(1)	137,715	136,633
Working capital deficit	$(44,507)	$(48,163)

(1)	As at March 31, 2019, current liabilities include the current portion of the Loan Facility and Offtake Obligation in the amount of $84,375. As at December 31, 2018, current liabilities include the current portion of the Loan Facility and Offtake Obligation in the amount of $85,961.

OUTSTANDING SHARE DATA

As at May 2, 2019, the Company had the following number of securities outstanding:

	Number of	Exercise price	Exercise price	Weighted average
	securities	($)	currency	remaining life (years)
Common shares	184,288,091			-
Stock options	4,422,919	$5.85 - $15.17	CAD	2.29
Convertible notes	6,250,000	$ 16.00	USD	2.87
Restricted share units(1)	731,202		CAD	2.14
Performance share units(1)	166,085		CAD	2.17
	195,858,297

(1)	common shares of the Company, on a basis of one common share for each one RSU or PSU, as applicable.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management with the participation of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as at December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 2013).

Management, with the participation of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the three months ended March 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

RISKS AND UNCERTAINTIES

Natural resources exploration, development and operation involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our Annual Information Form dated March 28, 2019 and filed in Canada under our profile on SEDAR at www.sedar.com, and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements” or “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, information with respect to: production and cost guidance, and the Company’s expectations around achieving such guidance; our future operational and financial results, including estimated cash flows and the timing thereof; expected grade of gold and silver production; the Brucejack Mine production rate and the ramp-up to 3,800 tonnes per day production rate; capital modifications and upgrades, underground development, and estimated expenditures and timelines in connection therewith, including with respect to the ramp-up to 3,800 tonnes per day production rate; payment of operating and debt obligations and requirements including timing and source of funds; our planned mining, expansion, exploration and development activities, including mining methods, and our infill, expansion and exploration drill programs, and the results, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our operational strategy; capital, sustaining and operating cost estimates and timing thereof; production and processing estimates; the future price of gold and silver; our liquidity and the adequacy of our financial resources; our intentions with respect to our capital resources; capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Resources including the 2019 Updates; realization of Mineral Reserve and Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates; estimated economic results of the Brucejack Mine, including cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; further development of our Brucejack Mine and timing thereof; results of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Resources and life of mine plan for the Brucejack Mine, and the timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our executive compensation approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including methods of adoption and the effects of adoption of such standards; and statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks related to:

●	uncertainty as to the outcome of legal proceedings;

●	the effect of indebtedness on cash flow and business operations;

●	the effect of restrictive covenants in the Offtake Agreement and pursuant to the Loan Facility;

●	our ability to satisfy commitments under the Offtake Agreement;

●	assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections;

●	our production and production cost estimates, including the accuracy thereof;

●	commodity price fluctuations, including gold price volatility;

●	the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based;

●	our ability to maintain or increase our annual production of gold at the Brucejack Mine (as defined herein) or discover, develop or acquire Mineral Reserves for production;

●	dependency on the Brucejack Mine for our future operating revenue;

●	the development of our properties;

●	our ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties;

●	our ability to generate operating revenues in the future;

●	our history of negative operating cash flow, incurred losses and accumulated deficit;

●	failure of counterparties to perform their contractual obligations;

●	general economic conditions;

●	the inherent risk in the mining industry;

●	the commercial viability of our current and any acquired mineral rights;

●	availability of suitable infrastructure or damage to existing infrastructure;

●	transportation and refining risks;

●	maintaining satisfactory labour relations with employees and contractors;

●	significant governmental regulations, including environmental regulations;

●	non-compliance with permits that are obtained or delay in obtaining or failure to obtain permits required in the future;

●	increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations;

●	compliance with emerging climate change regulation;

●	adequate internal control over financial reporting;

●	various tax-related matters;

●	potential opposition from non-governmental organizations;

●	uncertainty regarding unsettled First Nations rights and title in British Columbia;

●	uncertainties related to title to our mineral properties and surface rights;

●	land reclamation requirements;

●	our ability to identify and successfully integrate any material properties we acquire;

●	currency fluctuations;

●	competition in the mining industry for properties, qualified personnel and management;

●	our ability to attract and retain qualified management and personnel;

●	some of our directors’ and officers’ involvement with other natural resource companies;

●	potential inability to attract development partners or our ability to identify attractive acquisitions;

●	compliance with foreign corrupt practices regulations and anti-bribery laws;

●	changes to rules and regulations, including accounting practices;

●	limitations in our insurance coverage and the ability to insure against certain risks;

●	risks related to ensuring the security and safety of information systems, including cyber security risks;

●	our anti-takeover provisions could discourage potentially beneficial third-party takeover offers;

●	significant growth could place a strain on our management systems;

●	share ownership by our significant shareholders and their ability to influence our governance;

●	failure to comply with certain terms of the convertible notes;

●	reputational risks;

●	future sales or issuances of our debt or equity securities;

●	the trading price of our common shares is subject to volatility due to market conditions;

●	we are limited in our ability to, and may not, pay dividends in the foreseeable future; and

●	certain actions under U.S. federal securities laws may be unenforceable.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Forward-looking statements involve statements about the future and are inherently uncertain, and our actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A and those set out in our Annual Information Form and From 40-F, each dated March 28, 2019, for the year ended December 31, 2018 and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”).

Our forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration, development and production activities; the accuracy of our Mineral Resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of approvals, consents and permits under applicable legislation; the geopolitical, economic, permitting and legal climate that we operate in; the price of gold and other commodities; exchange rates; market competition; the adequacy of our financial resources, and such other material assumptions as are identified in other applicable Pretivm Disclosure Documents. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements.